

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2018

Keith Jensen
Chief Financial Officer
FORTINET INC
899 Kifer Road
Sunnyvale, California 94086

      Re: FORTINET INC
          Form 10-Q
          Filed May 8, 2018
          File No. 001-34511

Dear Mr. Jensen:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Information Technologies
      and Services